UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 June 2008
Number 22/08

BHP BILLITON ANNOUNCES INCREASE IN IRON ORE AND MANGANESE RESOURCES AND RESERVES

BHP Billiton announced a 46 per cent increase in the Mineral Resource and a 23 per cent increase in the Ore Reserve at Western Australia Iron Ore, an 11 per cent increase in the Mineral Resource and a 30 per cent increase in the Ore Reserve at Samarco Mineracao and an 82 per cent increase in the Mineral Resource at Samancor Manganese. Work is in progress to incorporate the new Manganese Resource and estimate its impact on Manganese Reserves.

Western Australia Iron Ore Mineral Resource and Ore Reserve upgrade

The Western Australia Iron Ore Mineral Resource increased by 3.7 billion wet metric tonnes (tonnes) to 11.7 billion tonnes, and the Ore Reserve increased by 571 million wet tonnes to 3 billion tonnes, both in 100 per cent terms. BHP Billiton's attributable share of the Mineral Resource is 10.3 billion tonnes and Ore Reserve is 2.6 billion tonnes.

In 100 per cent terms, approximately 2.3 billion tonnes of Mineral Resource has been defined at the Jinayri and Marillana deposits, 1 billion tonnes has been defined at Area C and Yandi, and 442 million tonnes has been defined at the Eastern Pilbara mining hub.

The strategy to blend Yarrie (Mt Goldsworthy JV - Northern) mine production with Newman and Mining Area C mine production has resulted in an increase in the Yarrie Mineral Resource to 171 million tonnes and in an increase in the Yarrie Ore Reserve to 24 million tonnes in 100 per cent terms.

In 100 per cent terms, the increase in Ore Reserves includes 180 million tonnes of Brockman ore at Packsaddle (Mining Area C), 41 million tonnes of Brockman ore at Newman, 172 million tonnes of Brockman ore at Jimblebar and 178 million tonnes of Channel Iron Deposit ore at Yandi.

Full details are provided in Figures 1, 2 and 3, and Tables 1 and 2.

Samarco Mineral Resource and Ore Reserve upgrade

In 100 per cent terms, the Samarco Mineral Resource increased by 327 million dry tonnes to 3.3 billion tonnes and the Ore Reserve increased by 144 million dry tonnes to 624 million tonnes. BHP Billiton's attributable share of the Mineral Resource and Ore Reserve is now approximately 1.7 billion tonnes and 312 million tonnes respectively. Full details are provided in Tables 1 and 2.

Samancor Manganese Mineral Resource changes

Samancor Manganese Mineral Resource has increased by 213 million dry tonnes to 473 million tonnes, in 100 per cent terms. The increase is mainly due to the inclusion of the Upper Body at Wessels Mine and the Top Cut at Mamatwan mine, along with the signing of the agreement(1) between Samancor Manganese and Ntsimbintle Mining Pty Ltd, a Black Economic Empowerment (BEE) party in the Kalahari. Consent has been given by the Minister to the Ntsimbintle transaction on a section 11 application (the vending of the prospecting rights into an existing mining right); Samancor Manganese Pty Ltd is still awaiting the letter of consent and approval. BHP Billiton's interest in the total Mineral Resource in South Africa has reduced from 60 per cent to 54.6 per cent as a result of the transaction. BHP Billiton's total attributable share of the Manganese Mineral Resources is now 267 million tonnes. Full details are provided in Table 3.

Competent Person's Statement

The statement of Mineral Resources and Ore Reserves being presented has been produced in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code). This information is based on information prepared by the relevant Competent Persons and relates to Mineral Resources and Ore Reserves forecast as at 30 June 2008. Competent Persons are named in footnotes to Tables 1, 2 and 3.

All Competent Persons are full time employees of BHP Billiton (unless otherwise stated), have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code. All Competent Persons are members of either the Australian Institute of Mining & Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Overseas Professional Organisation (ROPO). The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.

(1) Refer note 4 to table 3.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
Email: Leng.Y.Lau@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
Email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 Email: Illtud.Harri@bhpbilliton.com

IMPORTANT NOTICES

Certain statements in this news release are forward-looking statements (including statements regarding the identification of additional mineral Reserves and Resources) that are based on current expectations and beliefs. These expectations and beliefs may or may not prove to be correct and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Cautionary Note to US Investors - The US Securities and Exchange Commission ("SEC") generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including "resource", "indicated resource", "inferred resource" and "measured resource", would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. Although the iron ore Reserves presented in this news release have been calculated in accordance with Industry Guide 7, BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended 30 June, 2007 for its most recent statements of its other mineral Reserves calculated in accordance with Industry Guide 7.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 June 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary